Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

27 February 2014

PRIMA BIOMED TO PRESENT AT 24TH ANNUAL

WALL STREET ANALYST FORUM INSTITUTIONAL INVESTOR CONFERENCE

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) will present a corporate overview and provide an update of its CVac™ development program at the 24th Annual Wall Street Analyst Forum Institutional Investor Conference at the University Club in New York City on Monday, March 3rd at 1:35 p.m. (U.S. Eastern Standard Time).

At the time of the presentation, a live webcast of Prima’s presentation will be available at the following link: www.visualwebcaster.com/event.asp?id=98054.

After the presentation, an archived version of the webcast will be available on Prima’s website at www.primabiomed.com.au.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

About the Wall Street Analyst Forum Institutional Investor Conference

Since 1989, The Wall Street Analyst Forum has sponsored over 80 analyst conferences for NYSE/NASDAQ/AMEX corporations in New York, Boston & London. Over 2,200 different public corporations have presented and analysts & portfolio managers from over 2000 different institutions have attended in person & via webcast.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au     ABN: 90 009 237 889